Exhibit 99.1

Hut 8 Provides AGM Update and Advances its Commitment to Board Diversity, with Appointment of Alexia Hefti to the Board of Directors

May 17, 2021 – TORONTO, ONTARIO – Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company") announces that its annual general and special meeting of shareholders (the "Meeting") will be held on June 23, 2021. Further details of the Meeting, which will be held virtually via live video webcast, will be included in a management information circular expected to be mailed the week of May 24.

Following the announcement of its intention to seek a NASDAQ listing, the Board of Directors of Hut 8 (the “Board”) has reaffirmed its commitment to diversity and inclusion with the appointment of Alexia Hefti, Esq. to the Company’s Board.

Ms. Hefti, CEO of eGovern.com, is a Canadian-Swiss entrepreneur and lawyer qualified to practice law in New York. An early leader in the global blockchain and crypto industry, Alexia co-founded Deloitte’s blockchain tax practice in Canada and Dubai and has significant experience advising national governments, regulators and multilateral finance development institutions in the Middle East, Caribbean and the United Nations. Currently, her work focuses on advising national governments on how to prepare for, design and implement blockchain-enabled government services to increase citizen engagement and democratic governance, essential counsel to the future of the industry.

“The Board and Executive team are delighted to welcome Alexia to Hut 8. A driving force in this industry in Canada, she is a young leader that stands out for her skill, professionalism, and experience,” said Jaime Leverton CEO of Hut 8. “Together our Company and the Board have expressed a long-term commitment to advancing diversity and our ESG aligned priorities. Alexia’s experience and appointment will enable us to continue to advance our objectives of strengthening diverse perspectives and leadership across our Board.”

The Board has also accepted the resignations of Mr. Sanjiv Samant and Mr. Chris Eldredge as directors of the Company.  The Company thanks Mr. Samant and Mr. Eldredge for their service to the Board.

With the appointment of Ms. Hefti, the Company’s Board is comprised of a majority of independent directors consisting of Mr. Joseph Flinn, Mr. Bill Tai (Chairman), and Ms. Hefti. Mr. Jeremy Sewell will continue to serve as BitFury Holdings’ nominee pursuant to the existing Investor Rights Agreement, and Hut 8’s CEO, Jaime Leverton will continue in her role on the Board.

At the Meeting, Mr. Flinn, Mr. Tai, Ms. Hefti, Mr. Sewell and Ms. Leverton will be put forward as nominees for election to the Board by the shareholders to serve as directors of Hut 8 following the Meeting.

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About Hut 8: Hut 8 is one of North America’s oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy.

FORWARD-LOOKING STATEMENTS

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For further information: HUT 8 CORPORATE CONTACT: Dea Masotti Payne, Tel: (204) 583- 1695, Email: dea.masottipayne@northstrategic.com